# 2002 Annual Report




Transformation
X-CRAFT
C4ISR
Enterprise IT
Homeland Security



TITAN CORP

National Security Solutions

**"Safe Harbor"** Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this report, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the Company's belief that new Government programs, such as the U.S. Navy's X-Craft and the Affordable Weapon, homeland security programs, or other programs in C4ISR, will provide the Company with numerous opportunities to continue to grow our revenues and the EPS. Other forward-looking statements reference multiyear contract awards that assume that the Government will fund such contracts, continue to make awards, exercise options, and issue task orders against the potential funding ceiling on those contracts. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the risks associated with the Company's dependence on continued funding of U.S. Department of Defense and federal civilian agency programs, contract termination risks, risks associated with acquiring other companies, including integration risks, and other risks described in the Company's Securities and Exchange Commission filings

# Corporate Highlights...

As a leading provider of systems and services for national security and the security of our homeland, Titan provides technology, products, and services focused in four often overlapping and synergetic market areas:

- C4ISR: Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance,
- Transformational Programs,
- Enterprise Information Technology, and
- Homeland Security and the War on Terrorism.

Homeland Security and Transformational Programs represent a new paradigm in which our nation finds itself. While there are many definitions for transformational systems, we believe most would agree that they are systems that are designed, developed and cost-effectively built for rapid deployment. These systems specifically address the new terrorist-generated threat, and Titan's product lines include several such programs and success stories. Titan's size in the government IT service business is larger than any of the pure play public IT companies, with the company ranking 14th among all hardware, software, and service IT government contractors in 2002.

Titan's 2002 revenues of $1.392 billion have grown internally and through the company's business strategy of acquiring synergistic government information technology (IT) and communications companies. During 2002, Titan completed the acquisitions of Jaycor, Inc., and Wave Science, Inc., both of which were complementary to the company's core strengths.

Titan's steady growth—coupled with success in achieving its goal of being able to bid on—and win—larger, more sophisticated contracts—was clearly reflected by the record number of multiyear contract awards the company won in 2002. These 2002 wins have potential value in excess of $2.65 billion with four awards having an aggregate multiyear potential value in excess of $1 billion. These contract awards also resulted in the company's backlog hitting a record high of over $4 billion at year-end, approximately $723 million of which was funded. ■


REVENUES[1] (millions)
2002 $1,392
2001 $ 974
2000 $ 846


STOCKHOLDERS' EQUITY[2] (millions)
2002 $312
2001 $497
2000 $167


OPERATING INCOME[1] (millions)
2002 $108
2001 $ 70
2000 $ 60

1. Performance Highlights reflect pro forma results from continuing operations before exit and restructuring charges, acquisition and integration related charges and credits, valuation allowance, deferred compensation, and amortization of goodwill and purchased intangibles. See Titan's historical financial statements in the company's filings with the Securities and

# To Our Shareholders

*Dear fellow shareholders,*

With Titan's revenues increasing by over 40 percent to a record high of nearly $1.4 billion, I am pleased to report that 2002 was a year of transformation having many significant successes.

In pursuit of our goal to maximize shareholder value, we distributed to our shareholders in 2002 a tax-free stock dividend, representing Titan's remaining interest in SureBeam, our former food pasteurization subsidiary. This effort was the final phase to our long-announced strategy of creating, building, and launching technology-based businesses. In light of the poor market conditions within the telecommunications and commercial information technology industries, we also announced that we were exiting the commercial software, international telecommunications and wireless businesses to focus on our core national security business.

Consistent with this change in focus, we merged our Titan Systems subsidiary, the company's government information technology segment, into The Titan Corporation. The combining of Titan Systems with The Titan Corporation transforms the company into a more efficient and customer-oriented organization, strengthening the company's ability to further build its national security business base, which accounted for nearly 95 percent of Titan's revenues in 2002. Having successfully completed these operational changes, Titan continued in 2002 with its unbroken record of having achieved increased revenues every year since its founding in 1981.

To further transform the company to meet the new paradigm facing our nation, we have identified four market areas in which we seek to be an industry leader. Let me discuss each of them separately.

## C4ISR

The elements of C4ISR can be thought of as follows: "ISR" involves the intelligence needed for decision makers to gain insight, while surveillance and reconnaissance are the "eyes and ears" needed to monitor and collect information. ISR is merged with the power of "command, control, communications, and computers" (C4), to form the backbone of our national command and military decision-making capability.

This is the market Titan started in 22 years ago, and today, we are a national leader in these capabilities. In 2002, we successfully bid and won the largest contract in our history from the National Security Agency, a multiyear contract having a potential value of $533 million. Other examples of C4ISR include program support for the E-8C Joint Stars and E-3 Sentry (AWACS), the world's premier air battle command and control aircraft used by the U.S., NATO and other allied air defense forces. We also support ship-based and other systems to bring network-centric warfare to the U.S. Navy along with unmanned aerial vehicles, satellite communications, and other extremely important C4ISR systems.

## Transformational Programs

The Secretary of Defense is committed to transforming the Department of Defense to more effectively counter the threats our country is now facing. One aspect of that transformation is the development of new weapon systems, weapon systems that address today's terrorist threats, rather than the Cold War strategy of yesteryear. Within the Department of Defense, Titan is recognized as a leader in executing transformational programs. These programs not only require innovation, but also flexibility and rapid on-time deployment at an affordable price. Within this report, we have highlighted several such programs—such as Titan's Affordable Weapon and the X-Craft—that are not only innovative and transformational, but also position the company for competing for future major procurement programs, such as the U.S. Navy's new Littoral Combat Ship (LCS). We believe that our X-Craft will be able to satisfy most, if not all, of the objective requirements for the LCS when the Navy initiates its procurement process in 2003 and construction in 2005.

## Enterprise IT

One of our core strengths is providing information technology infrastructure across broadly based enterprises—which in some instances may be worldwide. Another of our largest wins last year was the $190 million multiyear Enterprise IT contract for the U.S. Special Operations Command. Today, we have nearly 500 Titan employees providing support ranging from network design and engineering to information assurance capabilities and help desk support for special operations forces worldwide, including components of the U.S. Army, Navy, and Air Force. Other Titan Enterprise IT contracts support the Joint Chiefs of Staff and the U.S. Army staff in the Pentagon, as well as prominent federal agencies such as the Bureau of Land Management, the Federal Aviation Agency, the U.S. Patent and Trademark Office, and the Department of Human Services.

## Homeland Security and the War on Terrorism

Although Titan was in the Homeland Security business well before 9/11, the company has further expanded in this area to find ways to further strengthen Homeland Security and our nation's War on Terrorism. Titan's electron beam technology was one of the first technologies employed to fight bioterrorism: anthrax contamination in the U.S. mail. The company has a wealth of other technologies, equipment, and resources it is applying to prepare, detect and respond to terrorist threats. Beyond technology, Titan built and operates the first national disaster training facility designed to deal with chemical, biological, and explosive threats. We have also built and equipped five Mobile Emergency Operations Vehicles for FEMA and another five are on order. Titan has been very responsive to evolving Homeland Security needs. In a period fewer than two months, Titan provided, for example, secure nationwide video conferencing for the new Homeland Security Department, and we are also transforming our strengths in C4ISR and Enterprise IT to focus on other evolving Homeland Security needs.

We are creating a one-company corporate culture of performance across our breadth. In 2002, we bid on 554 competitive procurements and won 361, for a win rate of 65 percent—or on a dollar basis, 63 percent.

During the year, we bid on eight procurements having a value in excess of $100 million each. We won seven of the eight, or on a dollar basis, 85 percent. This success rate has resulted in Titan achieving a record backlog at the end of 2002 of over $4 billion. This kind of win rate reflects the excellent reputation that employees have established through their dedication and hard work. It also underscores the excellent work of our business development efforts, organization, and sector-level management. We are fortunate that each of our business sectors possesses a strong management team—individuals



with a long history of experience in national security and in successfully growing the bottom line.

Titan has reached a size where we have the credibility, capability, and corporate culture to compete and win against much larger companies than ours—and we have done so. The business approach of our government customers is also changing. We have found that some of our clients are interested, or indeed prefer, an intermediate-sized, cost-competitive company that has the required expertise, flexibility, and responsiveness to perform. Beyond this, the secret to Titan's success rests with our people.

Besides working to improve shareholder value and conducting our business ethically, Titan's 10,000 employees are also driven by another, even higher imperative: to support our men and women defending our nation from terrorism—whether it be in the Middle East or on Main Street USA.

The company is privileged to meet these challenges by providing the best technology, systems, and services it can to those who defend our nation and our way of life. ■

Gene W. Ray
Chairman, President &
Chief Executive Officer



*Titan is a leading C4ISR contractor, working on some of our nation's most valuable defense assets, such as the Airborne Warning and Control System or AWACS, shown above, and Joint STARS, the Joint Surveillance Target Attack Radar System.*

# C4ISR...

Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance—commonly called C4ISR—forms the bedrock expertise of The Titan Corporation and the principal business foundation on which the company has experienced rapid growth. Titan is a key contributor to the significant C4ISR strategic and tactical systems that support the United States military and intelligence services, Department of Defense agencies and organizations, as well as the evolving Department of Homeland Security. From systems engineering, technical assistance, program management, and products to systems integration, Titan has been in the forefront of assisting our customers in reaching their C4ISR mission goals.

## National Security Agency

By necessity, the intelligence community is one of the most agile of enterprises. Information flows into multidisciplined, cross-organizational teams of analysts that respond quickly and effectively to potential and continuing threats and immediate crises. An astonishing volume of information is gathered through all source collection methods. This information needs to be assessed, and in many cases is further enriched, to assure its relevance and use.

In the last quarter of 2002, Titan received the largest contract award in its history: a seven-year National Security Agency (NSA) contract having a potential value of $533 million for enterprise architecture and modernization. This contract supports NSA's continuing effort to transform its national security mission of providing foreign signal intelligence and protecting national security-related information systems. The award focuses on Titan providing technical input and analyses for acquisition, investment, and strategic planning decisions regarding on-going and future efforts and functions of NSA.

Additionally, Titan won a multiyear contract having a potential value of $70 million from NSA's National Cryptologic School to provide a wide range of cryptologic training and other information technology services.



Photo courtesy of Raytheon

**Titan's VigraVision® product line provides a single-slot, real-time, reconfigurable video and graphics display solution to the worldwide Unmanned Aerial Vehicles, which have been used very effectively for the gathering of intelligence in Afghanistan. Today, VigraVision is the de facto video and graphics display board for ground control stations such as this military tactical command and control system *built by Raytheon*.**



**Titan provides support to major Navy and Marine Corps aircraft programs including Executive Transport (Presidential helicopter fleet) and other special H-60, H-3, CH-53 helicopter programs.**



**Titan provides extensive air traffic management services ranging from airport and airspace planning to design and engineering services for surveillance radar air traffic control.**



**In 2002, Titan won multiyear contracts to support the Navy's P-3C and EA-6B aircraft. The P-3C aircraft is the Navy's long-range, anti-submarine warfare aircraft, while the EA-6B, shown above, provides an electronic umbrella of protection—jamming enemy radars while providing electronic data links and communications for Naval strike aircraft.**

## Aircraft Support

Titan's work with the U.S. Navy, the company's largest customer, increased in 2002, in part, as a result of increased demand by the Naval Air Warfare Center, Aircraft Division. Titan was awarded a $188 million contract for test and evaluation (T&E) on avionics for the fighter/attack, rotary wing, and maritime patrol aircraft, as well as unmanned vehicles and other special mission aircraft. Titan's work also included T&E used in the Navy's electronic-warfare, electro-optic, radar, and underwater-acoustic systems. Additionally, the company won approximately $85 million in multiyear contracts to support the Navy's P-3C and EA-6B aircraft. The P-3C aircraft is the Navy's long-range, anti-submarine warfare aircraft, while the EA-6B provides an electronic umbrella of protection—jamming enemy radars while providing electronic data links and communications for Naval strike aircraft.

The company also expanded its work with the U.S. Navy's Space and Warfare Systems command in support of C4ISR and network-centric warfare activities, including the design of secure Extranet capabilities and the creating and updating of network applications for seamless integration.

## Advanced Satellite Communications

Increased demand for cryptological technology, increased satellite communications efficiency, and information solutions also contributed to Titan's growth in strategic C4ISR systems. The company is continuing to play a significant role in the development and support of military satellite communications, such as the next generation Department of Defense Advanced Extremely High Frequency (EHF) satellite systems. Titan also develops software and supports the current EHF Milstar communications system. Each Milstar satellite serves as a smart switchboard in space, directing traffic from terminal to terminal anywhere on earth. Another advance in tactical satellite communications is the Titan-developed advanced digital waveform technology, which triples the information throughput that can be transmitted over a fixed-bandwidth channel via satellite. Increased information throughput is of critical importance today because of the increased bandwidth needed to handle, for example, expansion in satellite-based intelligence gathering or real-time command and control communications.

## Surveillance Systems

Titan has become a lead contractor at the Air Force's Electronic Systems Center (ESC), whose mission is to provide the latest in command, control and information systems to the Air Force and the Department of

Defense. ESC is responsible for some of our nation's most valuable C4ISR assets, such as the Airborne Warning and Control System (AWACS)—the premier air battle command and control aircraft for U.S., NATO, and other allied defense forces—and Joint STARS, whose primary mission is to provide theater ground and air commanders with ground surveillance.

For both of these programs, Titan continues its long-term support role, having won contracts with a potential multiyear value of $33 million for flight test and technical support for Joint STARS in May 2002, followed by an AWACS support contract having a potential multiyear value of $54.8 million in January 2003.

During 2002, Titan announced ten other ESC contract wins, covering a wide array of information technology services, ISR (intelligence, surveillance, and reconnaissance), and force protection command and control. Many of these new, multiyear contracts—which when combined have a potential value of approximately $500 million—not only increased Titan's backlog and funding for ongoing contracts with ESC, but also contributed to Titan's internal growth.

The company also develops and builds digital imaging products, tactical radios, electro-optical systems, threat simulation and training systems, and vital testing systems. Titan also builds systems that enhance other systems. For example, Titan operates the nation's leading test facility for verifying the security of major satellite and re-entry vehicle systems. This facility also supports American allies in testing their military systems against nuclear effects, the consequences of electromagnetic pulse (EMP), and other unfriendly environments. ■



Titan installed the Amphibious Assault Direction System and the Landing Craft Air Cushion autopilot system on deployable amphibious warfare units supporting Operation Enduring Freedom. These systems enable Marine sea-based expeditionary forces to maneuver swiftly and accurately .

Every aircraft carrier in the U.S. fleet and command and control aircraft, such as the E-2C Hawkeye, has benefitted from Titan technology, engineering, and installation services. Titan's Mini-DAMA (Miniaturized Demand Assigned Multiple Access) terminals, for example, provide ship, shore, submarine and aircraft UHF satellite communications. In 2002, Titan planned and installed Joint Fires Network—a transformational system which interfaces with several C4ISR and targeting systems—in much of the fleet supporting Operation Enduring Freedom.




U.S. NAVY

*Launched by a small rocket booster and powered in flight by a small turbojet engine, Titan's Affordable Weapon is designed to carry a 200-pound warhead to a target several hundred miles away. Equipped with both line-of-sight and satellite data links, the Affordable Weapon can fly directly to its target guided by the Global Positioning System (GPS).*

# Transformational Programs...

Transformational Programs complement and often embrace C4ISR systems while making leaps in technology that allow new systems to be designed, developed and built cost-effectively, as well as rapidly deployed. Within the Department of Defense, Titan is recognized as a leader in developing and executing transformational programs.

## Prophet

Approximately three years ago, Titan developed technology that very accurately detects radio signals while at the same time silently determines the direction from which they originated. Under a sole-source $10 million contract, Titan transformed that intelligence technology into a product. Following a full, industry-wide competition, Titan was selected by the U.S. Army as the prime contractor to build a transformational system the Army called "Prophet". On June 12, 2002—exactly one year after that contract award—Titan officially turned over to the Army the first of 83 Block I production systems. At the time of the rollout at a ceremony held in Washington, D.C., the Army reported that the Titan-built development version had already been deployed into Afghanistan, reflecting the system's proven usefulness and readiness for deployment. Up to an additional 83 systems may be procured for the Army National Guard.

Prophet was designed to replace legacy electronic warfare systems developed more than 30 years ago. Mounted on a High-Mobility Multipurpose Wheeled Vehicle (commonly known as a Humvee), Prophet's signal intelligence (SIGINT) system strongly supports the Army's transformational effort to be more agile, mobile, deployable, and responsive to user needs.

## Affordable Weapon

In May 2002, Titan won a $25.6 million contract to continue the development of the Affordable Weapon System from the U.S. Navy's Office of Naval Research (ONR). Cruise missiles had proven themselves in combat many times, but the U.S. Navy desired to drive down the cruise missile unit cost with a commercially-based, "cruise-like" affordable weapon missile—built entirely with off-the-shelf components and costing about a tenth of the cost of a cruise missile.



Transformational Programs often embrace C4ISR systems. Titan was selected by the U.S. Army to build a transformational system called "Prophet", a signal intelligence system that supports the Army's effort to be more agile, mobile, deployable, and responsive.





Titan's lightweight, highly transportable KaSAT terminals will be the first to communicate over Wideband Gapfiller Satellites—thus ushering in a new era of satellite communications.

Launched from a shipping container by a small rocket booster and powered in flight by a small turbojet engine, Titan's Affordable Weapon is designed to carry a 200-pound warhead to a target several hundred miles away. Equipped with both line-of-sight and satellite data links, the Affordable Weapon can fly directly to its target guided by the Global Positioning System (GPS). Alternatively, the missile can fly to an area and loiter for up to four hours, until a forward observer directs it to a target. Titan has built and tested 15 of these weapons, which can be launched from land, ship, or aircraft.

## X-Craft

The X-Craft transformational program is a high-speed, 260-foot aluminum catamaran consisting of an advanced hull geometry, designed to give the craft speeds of 50 knots or more. Initially, it will be used by ONR for purposes of hydrodynamic experimentation.

The X-Craft's deck will have two helicopter landing spots capable of handling a variety of aircraft up to the size of the H-60-series helicopter. With a design displacement of approximately 1,100 long tons, the X-Craft will be self-deployable and of flexible design for spiral technology insertion. A Combined Gas Turbine or Diesel (CODOG) propulsion plant will propel the X-Craft to speeds of 50 knots or more. The vessel's Mission Module Bay will be capable of fully supporting simultaneously two or three mission packages designed for the Navy's littoral combat support. In February 2003, the Office of Naval Research awarded Titan a $59.9 million contract to develop and build the Navy's X-Craft.

Titan's Mobile Integrated Diagnostic and Data Analysis System, or MIDDAS—is a new form of telemedicine being developed for the military as a triage means to treat battlefield casualties quickly and efficiently. The technology can also be used for civilian emergencies, natural disasters, or terrorists attacks.





Titan's X-Craft is a high-speed, 260-foot aluminum catamaran consisting of an advanced hull geometry, designed to give the craft speeds of 50 knots or more. The X-Craft's deck will have two helicopter landing spots capable of handling a variety of aircraft up to the size of the H-60-series helicopter.

## KaSAT

Titan also won an important $22 million transformational Army contract to develop the new KaSAT terminals to augment existing satellite communications that do not have Ka-band capability, as well as vehicle-mounted terminals for stand-alone operations. Titan's KaSAT terminals will be the first to communicate over Wideband Gapfiller Satellites—thus ushering in a new era of satellite communications. Indicative of Titan's solid technical expertise, this contract win was based on Titan's technical solution and overall performance risk. Because these new terminals will operate in a band not traditionally employed for satellite communications, the KaSAT contract has positioned Titan in technology and market segments having few competitors with unusually significant growth potential. Initial KaSAT system deliveries are slated for August 2004.

## Triage Glove

Combat or civilian emergency triage—the often somewhat chaotic effort of determining which injured person is more severely harmed than another—may be greatly simplified as a result of Titan's Mobile Integrated Diagnostic and Data Analysis System, or MIDDAS—a new form of telemedicine. MIDDAS and other telemedicine tools are being developed by Titan for the military as a means to quickly and efficiently treat battlefield casualties. Additionally, emergency workers at accident scenes and natural disasters can also use the technology. Employing a glove worn by a medic and equipped with sensors, MIDDAS allows for the gathering of a victim's vital signs almost instantly upon touch. That data can be evaluated in near real time—via wireless, off-the-shelf communications—by medical personnel working in a major medical facility remote from the battlefield, thus allowing faster and more informed medical decisions.

## Transformational Training

Titan is in the "sweet spot" of transformation for our nation. There are many other programs across all Titan lines of business that focus and draw upon Titan's ability in technology. Titan, for example, offers innovative transformational training solutions designed to increase the warfighter effectiveness and readiness. The company designed, built, tested, and launched several complex war games to support the training of American forces. These war games include all aspects of modern naval warfare from anti-terror operations and emerging contingency operations to major theater-level campaigns. Using simulation systems, Titan provides deploying Naval forces, for example, with a unique and powerful opportunity to practice both traditional and innovative tactics in a realistic combat setting. ■



20
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OUTBOARD PROFILE
X-CRAFT
PLAN VIEW



*Titan provides end-to-end Enterprise Information Technology solutions, enabling its customers to have seamless connectivity across an enterprise. The U.S. Customs Service's Air & Marine Interdiction Coordination Center, shown here, is the focal point for protecting the security of the United States' borders from smugglers and terrorists.*

# Enterprise Information Technology...

Working as a partner with its customers, Titan provides end-to-end Enterprise Information Technology (IT) solutions that enable seamless connectivity from the strategic to the tactical level of a customer's critical enterprise. A growing market area within government, Titan provides many governmental agencies with their entire IT infrastructure and support services. These Enterprise IT efforts can also range from help desk support to leading-edge toolsets that afford security, simplicity, and convenience to customers, such as the use of biometeric technology.



Titan designed for the FAA a biometric eye iris recognition system that confirms personnel identities before granting access to shared Intranet data, sensitive information, or other workflow automation. Certified by the FBI, Titan also builds a state-of-the-art fingerprint scanning system, which allows automated, digital identification of fingerprints.

### Biometeric Enterprise IT

Titan designed for the Federal Aviation Administration (FAA) a custom biometric Enterprise IT solution that incorporates iris—the colored ring around the pupil of the eye—recognition technology. Iris recognition technology is the most accurate, scalable, stable, fast and non-invasive biometric technology in the world. Titan's solution enables the FAA executives to use iris recognition authentication as a means to confirm personnel identities before granting access to shared Intranet data, sensitive information, or other workflow automation. This biometric system was first installed at FAA headquarters, and later expanded to nine regional FAA facilities. The second phase for this system will include video conferencing features. For successful designing and implementation of the Agency's new collaborative business system, Titan was honored with a distinguished service award from the Federal Aviation Administration.

Besides the FAA, Titan supports many Enterprise IT and modernization efforts within many agencies of the Federal Government, as well as the Department of Defense, including the Joint Chiefs of Staff, the U.S. Army staff in the Pentagon, the U.S. Bureau of Land Management, the U.S. Patent and Trademark Office and the Department of Health and Human Services.



Supporting the intelligence community and intelligence information distribution are key Titan domains. The Joint Deployable Intelligence Support System (JDISS) supported by Titan connects intelligence centers, command centers and field commanders, providing rapid Internet-based support for over 10,000 licensed users within the intelligence community

### U.S. Special Operations Command

In March 2002, Titan's Defense & Intelligence Systems Group was awarded a multiyear contract from the U.S. Special Operations Command (USSOCOM) having a potential value of over $189 million. This Enterprise Information Technology contract greatly expanded the work Titan has been doing in support of USSOCOM for the past 13 years, by providing for enterprise network management and engineering services across all USSOCOM communication and network infrastructures for data, voice, and video.

The program also includes information assurance, transmission, and communication security requirements, requirements management, configuration management, hardware maintenance, and disaster recovery. Today, Titan has nearly 500 employees working on this contract worldwide.

## JDISS

The Joint Deployable Intelligence Support System (JDISS) is a rapidly deployable system used by the joint U.S. military services in another interesting example of Enterprise IT. Connecting intelligence centers, command centers and field commanders, JDISS offers worldwide interoperability among U.S. command and joint task forces. In simpler terms, it's the intelligence community's Internet with over 10,000 licensed users. Titan has been a partner with the Joint Program Office in the development of JDISS since the program's inception in 1992. The system uses commercial off-the-shelf software, forming an inexpensive and flexible system that can be upgraded quickly as advanced technology becomes available. As a result of Titan's evolutionary work in this program, JDISS provides the warfighter with a full suite of IT solutions.

**Titan provides enterprise network management and engineering services across all U.S. Special Operations Command's communication and worldwide network infrastructures for data, voice, and video. The support includes information assurance, transmission, communication security, hardware maintenance, and disaster recovery.**



## Automated Logistics

For many years, Titan has also played a key role in helping the U.S. Army track—in near real time—the location of its critical supplies, trucks, trailers, and cargo in over 13 countries through a sophisticated automated logistics system. In late 2002, Titan was awarded a new contract calling for Titan to continue to support what has become the largest military automatic identification infrastructure in the world.



Titan plays a key role in helping the U.S. Army track—in near real time—the location of its critical supplies, trucks, trailers, and cargo in over 13 countries through a sophisticated automated logistics system, the largest military automatic identification infrastructure in the world. Using fixed sensors, as shown above, the Army can determine from afar a container's content, stock number, and other important logistics information.

## AMICC

Because of their very nature, many of the programs Titan supports may become transformational and, for example, migrate from surveillance and enterprise IT to satisfy a new need in homeland security. The U.S. Customs Service's Air & Marine Interdiction Coordination Center (AMICC) is such a program. Headquartered at March Air Reserve Base in California, AMICC is the focal point for protecting the security of the United States from air and marine smuggling, such as illicit drug runners crossing international borders.

By connecting over 88 separate radar sites into a single, state-of-the-art facility supported by Titan, AMICC provides 24-hour radar surveillance over much of the western hemisphere—monitoring approximately 2,600 aircraft per day and separating legal traffic from potential violators. Using its enterprise information technology, the facility works closely with other members of the law enforcement community, as well as the U.S. Coast Guard, U.S. Border Patrol, the Department of Defense and other governments to provide seamless connectivity. Following the September 11th attacks, AMICC turned its unmatched surveillance and IT databases toward protecting the U.S. from further terrorist assaults by providing a proven and vital link to the Homeland Security network.

As part of this Homeland Security transition, Titan supported the Air and Marine Interdiction Division in the opening of the National Capital Region Coordination Center, which began operations in Washington, D.C. in January 2003 to enhance airspace security for the capital region. ■



*Titan technology and personnel have been working on Homeland Security prior to the terrorist attacks on the World Trade Center and Pentagon. The Center for National Response located in West Virginia, shown here, provides realistic, challenging training and exercises for first responders and military personnel, providing them experience in how to*

# War on Terrorism...

As with many, Titan was catapulted into the War on Terror as a result of the September 11th attacks. Regretfully, on that day the company lost two employees who were working in the Pentagon. Fortunately, nine others escaped without harm at the World Trade Center. In the weeks that followed, some Titan employees were called to active duty, others worked heroically to help eliminate the threat of anthrax in the mail, and hundreds more began working, often behind the scenes, with their talents and Titan technology to stop al Qaeda in Afghanistan, Cuba, and other sites around the world.

Following September 11, 2001, many programs Titan had with the government took on new meaning and emphasis. The company's customers included Federal Emergency Management Administration (FEMA), many Federal agencies, and the Department of Defense, as well as state and local customers. From that foundation, Titan's business base in Homeland Security grew. By the end of 2002, Titan had over 60 active contracts specifically supporting Homeland Security. While many of these contracts were small, when combined, they represented almost $250 million in potential value over several years.

Through these contracts, Titan has done vulnerability assessments of buildings and bridges for state and local customers, using its Hazard Prediction and Assessment Capability software tool suite. This proprietary software provides analytical modeling to predict the effects of various scenarios, ranging from terrorist blast effects to the dispersion of biohazards within the environment. For terrorist bombing threats, these assessments illustrate to emergency preparedness personnel the degrees of damage that would occur if a car bomb were placed, for example, on a street in front of a national landmark or tourist attraction.

For defending against bioterrorism, Titan provides engineering, analytical support and integration of many key systems to agencies tasked with protecting our country. Titan personnel provide direct support to the Department of Health and Human Services' Biocommand Center—the most modern in the world—where the government would fight any bioterrorism attack against the United States.

The company is also developing "biodetector" technology that can "sniff" anthrax spores or other bio-agents—as well as technology that can find concealed weapons, detect mines, alert for the presence of fissile material, and other technologies that give warning of terrorist attacks. Titan is not only


TITAN



**Titan has built and delivered five Mobile Emergency Operations Vehicles to FEMA, and by the end of 2002, the company was preparing to build and deliver five more. These stand-alone emergency operations vehicles, as shown above positioned at the Super Bowl, afford federal, state and local responders with command, control, and communications support for large-scale disasters.**



**Titan is developing "biodetector" technology that can "sniff" anthrax spores or other bio-agents—as well as technology that can find concealed weapons, detect mines, alert for the presence of fissile material, and other technologies that give warning of terrorist attacks. The company is a leading provider of electron beam technology, shown above, which can effectively sanitize mail, removing bacterial contamination threats.**

**Titan technology can model and determine the vulnerability of buildings and bridges to terrorist attacks. The graphic below illustrates a blast effect assessment from a terrorist bomb.**



helping to predict and detect terrorist attacks, but we are also developing technology used to clean up after such an attack. The company has contracts involving emergency management and continuity of government, to ensure that the government continues to operate efficiently after a terrorist attack.

The new Department of Homeland Security will do much of its coordination with all 50 states and U.S. territories using security video conferencing that includes secure voice and data. The government wanted a complete system in place in less than two months. To accomplish this goal, Titan was judged to be the only company that could provide this security, as well as the video conferencing packages that were needed in that abbreviated time frame. Titan was awarded a contract for this effort during the second week of December 2002, and delivered all 82 systems before the end of January 2003.

## Emergency Preparedness

As seen on several national television shows, one of Titan's more visible Homeland Security contracts was for support of the Center for National Response (CNR)—a 2,800-foot long tunnel facility located in West Virginia having more than 79,000 square feet of training space. This unique training facility provides realistic, challenging training and exercises for first responders, using environmental settings that allow teams to practice their techniques and procedures without alarming the public or disrupting any commercial or public activities. The primary users of the CNR include local police, fire, rescue, medical, hazardous material, and counter-terrorism personnel and units, state emergency response agencies, National Guard teams, and first responders having to deal with weapons of mass destruction.

In 2002, Titan won an additional contract to operate a second National Homeland Security Training Center. Called Camp Gruber, this center is being developed on 800 acres in Oklahoma for anti-terrorist training similar to what is provided at the CNR. With the aid of an imaginary town called Liberty Village—populated with buildings resembling a gas station, hotel, bar, and restaurant which are used to re-enact bombings, chemical attacks or other scenarios—first responder trainees at Camp Gruber see and practice how to react to a terrorist attack.

Effective and reliable communications are critical but not always available after a disaster. Titan has built and delivered five Mobile Emergency Operations Vehicles to FEMA, and by the end of 2002, the company was preparing to build and deliver five more. These stand-alone emergency operations vehicles afford federal, state and local responders all the wherewithal they require to talk to each other—a capability the rescuers did not have at the World Trade Center. In fact, over 250 people can be connected through the vehicle using various systems, including fiber optic, wireless communications, satellite radios, crosspatch radios, video teleconferencing, and more. Theses vehicles are representative of several mobile command vehicles and systems Titan builds as a means to provide backup capability to emergency preparedness personnel and government agencies.

## Project 25 Radios

In the fall of 2002, the Department of the Treasury and the Department of Justice announced that Titan was one of six companies that would share in a $3 billion contract to provide new communications technology to support federal law enforcement and public safety agencies. Under this five-year contract, Titan provides standards-based technology that will improve the capabilities for law enforcement officers and agents from differing agencies to communicate with each other in the field using compatible radios, called Project 25 or APCO 25 compliant radio systems.

Titan builds a family of Datron Guardian™ portable and mobile radios that are Project 25-compliant. Designed for maximum flexibility and versatility, Titan radio products provide multimode analog or digital, wideband or narrowband functionality to enhance coordination and cooperation among many different branches of law enforcement, including ATF, the Customs Service, the Secret Service, INS, the FBI, the U.S. Marshals Service and DEA.

## Aviation Security

Titan is also working on security for tomorrow's aviation world. In the event of future airline disasters, investigators will not have to spend time looking for the so-called "black box", as a result of new digital technology being developed by Titan. When this technology is fully developed, an aircraft will be able to transmit to the ground a digital copy of the data being stored within the flight recorder, providing investigators immediate information on everything from equipment failures and explosions to pilot control or hijacker activity on an aircraft.

## Lending a Hand

Although Titan is surely a technology company, it is interesting to note that one of the greatest assets it is providing to the War on Terrorism is skilled personnel—Titan employees working side-by-side with government employees. One such area where a technological solution doesn't always work is in foreign language translations, where professional linguists are needed for the interrogations of suspected terrorists. Titan has been supplying linguists for the military since 1999, and those personnel are playing an ever-increasing role in America's War on Terrorism and Homeland Security. ■


DATRON

**Titan's Datron-built Guardian™ portable and mobile radios offer the common air interface for complete compatibility with other Project 25-compliant radio products. In the fall of 2002, the Department of the Treasury and the Department of Justice announced that Titan was one of six companies to share in a $3 billion contract to provide Project 25 or APCO-25 compliant radio systems to law enforcement and other agencies across the United States.**

# Board of Directors

**Gene W. Ray**
Chairman, President and
Chief Executive Officer
The Titan Corporation

**Michael B. Alexander**
Former Chairman and
Chief Executive Officer of Averstar, Inc.

**Dr. Edward H. Bersoff**
Managing Director of
Quarterdeck Investment Partners, LLC

**Joseph F. Caligiuri**
Former Executive Vice President of
Litton Industries

**Peter A. Cohen**
Founding Partner of
Ramius Capital Group, LLC

**Daniel J. Fink**
Former Senior Vice President for
Corporate Planning and Development of
General Electric Company

**Susan Golding**
Former Mayor of San Diego
CEO & President of
Golding Group, Inc.

**Robert M. Hanisee**
Chief Investment Officer for
Asset Allocation in the
Private Client Services Group of Trust
Company of the West

**Robert E. La Blanc**
President of
Robert E. La Blanc Associates, Inc.

**Jim Roth**
Former Chairman, President and
Chief Executive Officer
of GRC International

**Joseph R. Wright**
President and Chief Executive Officer
of PanAmSat Corporation

# *Company Officers*

**Gene W. Ray**
Chairman of the Board,
President and Chief Executive Officer

**Allen D. Branch**
Senior Vice President and
President of Maritime and Intelligence
Sector

**Thomas J. Brennan**
Senior Vice President and
President of Sea and Air Sector

**Nicholas J. Costanza**
Senior Vice President
General Counsel and Secretary

**Lawrence J. Delaney**
Senior Vice President and
President of Advanced Systems
Development Sector

**A. Anton Frederickson**
Senior Vice President and
President of Applied Technologies Sector

**Ronald B. Gorda**
Senior Vice President and
President of Information Products Sector

**Robert Osterloh**
Senior Vice President and
President of Systems Integration Sector

**Earl A. Pontius**
Senior Vice President and
President of Technical Resources Sector

**Leslie A. Rose**
Senior Vice President and
President of Enterprise Services &
Solutions Sector

**Charles Saffell**
Senior Vice President
National Security Solutions

**Mark W. Sopp**
Senior Vice President
Chief Financial Officer and Treasurer

**Paul Sullivan**
Senior Vice President
Business Development

**Robert J. Whalen**
Senior Vice President and
Chairman, Advanced Systems
Development Sector

**Rochelle R. Bold**
Vice President
Investor Relations

**Brian J. Clark**
Vice President
Strategic Transactions

**Philip J. DeVera**
Vice President
Internal Audit

**John H. Dressendorfer**
Vice President
Government Relations

**Dianne Dyer**
Vice President
Human Resources

**Deanna J. Hom**
Vice President and
Corporate Controller

**Michael Paige**
Vice President
Government Finance and Contracts and
Chief Information Officer

**Mary Jo Potts**
Vice President
Administration

**Ralph "Wil" Williams**
Vice President
Corporate Communications

## Stockholder Information

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219

Independent Public Accountants
KPMG LLP
750 B Street, Suite 1500
San Diego, California 92101

Corporate Headquarters
**The Titan Corporation**
3033 Science Park Road
San Diego, California 92121
Telephone: (858) 552-9500
Fax: (858) 552-9645

## Form 10-K

The Company files an annual report with the Securities and Exchange Commission on Form 10-K, pursuant to the Securities Exchange Act of 1934. Stockholders may obtain a copy of this report at no charge by writing to:

Rochelle Bold, Vice President
Investor Relations
The Titan Corporation
3033 Science Park Road
San Diego, California 92121
Telephone: (858) 552-9400
Fax: (858) 552-9477
Email: invest@titan.com

Annual Meeting

The Annual Meeting of Stockholders
will be held at 1:00 p.m.
on Tuesday, June 3rd, 2003 at:
Corporate Headquarters, The Titan Corporation,
3033 Science Park Road, San Diego, California 92121

TITAN

**The Titan Corporation**

3033 Science Park Road
San Diego, CA 92121

www.titan.com